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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             United Auto Group, Inc.
                                (Name of Issuer)


                Voting Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)


                                   909440 10 9
                      (CUSIP Number of Class of Securities)


                              Philip N. Smith, Jr.
                       Trace International Holdings, Inc.
                           375 Park Avenue, 11th Floor
                            New York, New York 10152
                                 (212) 230-0400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 23, 1996
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|


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                                  SCHEDULE 13D

---- -------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marshall S. Cogan                               I.D. #
---- -------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [ ]
                                                      (b)  [ ]

---- -------------------------------------------------------------------------
 3   SEC USE ONLY

---- -------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     PF, WC
---- -------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)         [ ]

---- -------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------- --------- -----------------------------------------------------
                  7      SOLE VOTING POWER

                         15,100 shares of Voting Common Stock
               --------- -----------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             3,532,156 shares of Voting Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- -----------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         15,100 shares of Voting Common Stock
               --------- -----------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         3,532,156 shares of Voting Common Stock
---- -------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,547,256 shares of Voting Common Stock
---- -------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*          [ ]

---- -------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.3%
---- -------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- -------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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         This Schedule 13D is being filed on behalf of Marshall S. Cogan ("Mr.
Cogan") relating to the voting common stock, par value $0.0001 per share (the "Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company").

Item 1.  Security and Issuer.

         This statement on Schedule 13D, dated April 2, 1997, relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 375 Park Avenue, 22nd Floor, New York, New York 10152.

 Item 2. Identity and Background.

         (a)     This statement is filed by Mr. Cogan.

         (b) The business address of Mr. Cogan is c/o Trace International Holdings, Inc., 375 Park Avenue, 11th Floor, New York, New York 10152.

         (c) Mr. Cogan's principal occupation is Chairman of the Board and Chief Executive Officer of Trace International Holdings, Inc. ("TIHI"). The address of TIHI is 375 Park Avenue, 11th Floor, New York, New York 10152. The principal business of TIHI is that of a holding company.

         (d) Mr. Cogan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.


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         (e) Mr. Cogan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Cogan is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by Mr. Cogan to purchase the 16,100 Common Stock held directly by him or his wife was $483,400 and was furnished from personal funds.

         The 3,531,156 shares of Common Stock held by TIHI were purchased from the Company in private placements between December 28, 1993 and July 10, 1996 for aggregate consideration in the amount of $28,436,560. The primary source of such consideration was TIHI's operating cash.

Item 4. Purpose of Transaction.

         The Common Stock was purchased for investment. Through his position at TIHI and as Chairman of the Company's Executive Committee, Mr. Cogan has influence on the management of the Company, including its acquisition strategy. In addition, upon the announced resignation of the Company's current Chairman of the Board and Chief Executive Officer as of April 17, 1997, Mr. Cogan will assume such positions. The Company is presently searching

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for and may hire a person to serve as President and Chief Operating Officer of the Company.

         Mr. Cogan intends to review on a continuing basis his investment in the shares and take such actions with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional shares of Common Stock, discussing with Company management or other significant holders of the Common Stock matters related to the Company, including but not limited to means of enhancing shareholder value. Mr. Cogan could also determine to dispose of his shares, in whole or in part, at any time. Any such decision would be based on an assessment by Mr. Cogan of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Common Stock, the condition of the securities markets, general economic and industry conditions and other opportunities available to Mr. Cogan. Any purchases or dispositions of shares may be effected through open market purchases or other types of transactions. It is noted that the shares owned by TIHI are subject to restrictions on transfer pursuant to an agreement with American Honda Motor Company, Inc.

         Except as set forth above, Mr. Cogan does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company,

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or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer.

         (a) The information given in this Item 5(a) is based on 16,639,946 shares of outstanding Common Stock as of March 7, 1997, as reported by the Company's Annual Report on Form 10-K for the year ended December 31, 1996. Mr. Cogan owns beneficially (as that term is defined in Rule 13d-3) 3,547,256 shares (15,100 shares directly and 3,532,156 shares indirectly) which represents 21.3% of the outstanding Common Stock.

         (b) Mr. Cogan has sole power to vote and to direct the disposition of 15,100 shares. Mr. Cogan has shared voting and dispositive power over the 1,000 shares owned by his wife. Mr. Cogan expressly disclaims beneficial ownership of any of the shares of Common Stock owned by his wife.

         Mrs. Cogan's residence address is 810 Fifth Avenue, New York, New York 11021. Mrs. Cogan is Chairman of Art & Auction magazine. Mrs. Cogan has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Cogan is a United States citizen.


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         Mr. Cogan is Chairman of the Board and Chief Executive Officer of TIHI
and owns or has control over capital stock of TIHI representing a majority of the voting interest. TIHI owns 3,546,256 shares of Common Stock. Mr. Cogan, by virtue of his control position at TIHI, has shared voting and dispositive power over the 3,546,256 shares owned by TIHI. Mr. Cogan expressly disclaims beneficial ownership of any of the shares of Common Stock owned by TIHI.

         TIHI's address is 375 Park Avenue, 11th Floor, New York, New York 10152. TIHI is corporation organized under the laws of the State of Delaware. The principal business of TIHI is that of a holding company. TIHI has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.



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                  Pursuant to a Stock Option Agreement dated as of October 22,
1996 (the "Grant Date"), Mr. Cogan has options to purchase up to 100,000 shares of Common Stock at an exercise price of $30.00 per share. Such options vest and become exercisable in four equal annual installments beginning on the first anniversary of the Grant Date.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Stock Option Agreement, dated as of October 22, 1996, between the Company and Mr. Cogan.



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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: April 2, 1997                               /s/  Marshall S. Cogan
                                                   ------------------------
                                                        Marshall S. Cogan





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                                  EXHIBIT INDEX



        Exhibit Number           Description
        --------------           -----------
               1                 Stock Option Agreement, dated as of October
                                 22, 1996, between the Company and Mr. Cogan.